SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)
Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

NEURALSTEM, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01

 (Title of Class of Securities)

64127R302

 (CUSIP Number)

Barry Honig
4400 Biscayne Boulevard
Miami, FL 33137

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2012

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 64127R302

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,118,509 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,118,509 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,509 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.92% (2)
12	TYPE OF REPORTING PERSON* IN

(1)	Held by GRQ Consultants, Inc. (“GRQ”). Barry Honig is the President of GRQ and in such capacity has voting and dispositive power over shares held by GRQ.
(2)	Based on 54,095,105 shares outstanding as of July 31, 2012.

CUSIP No. 64127R302

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,118,509 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,118,509 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,509 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.92% (2)
12	TYPE OF REPORTING PERSON* CO

(1)	Held by GRQ. Barry Honig is the President of GRQ and in such capacity has voting and dispositive power over shares held by GRQ.
(2)	Based on 54,095,105 shares outstanding as of July 31, 2012.

Explanatory Note

This Amendment to Schedule 13G is being filed to report a material change in the percentage of shares of the Issuer’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person. As of September 10, 2012, the Reporting Persons beneficially owns or is deemed to beneficially own less than five percent of the class of securities of the Issuer.

Item 1(a).       Name of Issuer:

Neuralstem, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:

9700 Great Seneca Highway, Rockville, MD 20850

Item 2(a).       Name of Person Filing.

The statement is filed on behalf of GRQ Consultants, Inc. (“GRQ”) and Barry Honig (together with GRQ, the “Reporting Persons”).

Item 2(b).       Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard, Miami, Florida 33137

Item 2(c).       Citizenship.

GRQ is a corporation formed in the State of Florida and Mr. Barry Honig is a citizen of the United States.

Item 2(d).       Title of Class of Securities.

Common Stock, par value $0.01.

Item 2(e).       CUSIP Number.

64127R302

Item 3.            Type of Person

Not applicable.

Item 4.            Ownership.

(a) Amount beneficially owned: 2,118,509 (1).

(b) Percent of class: 3.92% (2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 2,118,509 (1).

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 2,118,509 (1).

(1)	Held by GRQ. Barry Honig is the President of GRQ and in such capacity has voting and dispositive power over shares held by GRQ.
(2)	Based on 54,095,105 shares outstanding as of July 31, 2012.

Item 5.            Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.            Identification and Classification of Members of the Group.

Not applicable.

Item 9.            Notice of Dissolution of Group.

Not applicable.

Item 10.          Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2012	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc.
Date: September 12, 2012	By:	/s/ Barry Honig
Barry Honig